SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-30744; File No. 812-14141]

Pacific Life Insurance Company, et al; Notice of Application

October 17, 2013

Agency: Securities and Exchange Commission ("SEC" or "Commission").

Action: Notice of application for an order approving the substitution of certain securities

pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the "1940 Act").

Applicants: Pacific Life Insurance Company ("Pacific Life"), Pacific Life's Separate Account A

("Separate Account A"), Pacific Life's Pacific Select Variable Annuity Separate Account

("Select VA Account" and, together with Separate Account A, the "Pacific Life Separate

Accounts"), Pacific Life & Annuity Company ("PL&A"), and PL&A's Separate Account A

("PL&A Separate Account A"). Pacific Life, PL&A, and the Separate Accounts are referred to

collectively as the "Applicants." The Pacific Life Separate Accounts and PL&A Separate

Account A are referred to individually as a "Separate Account" and collectively as the "Separate

Accounts." Pacific Life and PL&A are referred to herein individually as an "Insurer" and

collectively as the "Insurers."

Summary of Application: Each Insurer, on behalf of itself and its Separate Account(s), seeks an

order pursuant to Section 26(c) of the 1940 Act, approving the substitution of Service Shares of

the Janus Aspen Balanced Portfolio, a series of Janus Aspen Series (the "Replacement

Portfolio"), for Class B shares of the AllianceBernstein VPS Balanced Wealth Strategy Portfolio,

a series of the AllianceBernstein Variable Product Series Fund, Inc. (the "Replaced Portfolio")

(hereinafter, the "Proposed Substitution"), under certain variable annuity contracts issued by the

Insurers (collectively, the "Contracts").

<u>Filing Date</u>: The application was filed on March 29, 2013, and an amended and restated application was filed on September 25, 2013 and October 2, 2013.

<u>Hearing or Notification of Hearing</u>: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Secretary of the Commission and serving the Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on November 7, 2013, and should be accompanied by proof of service on the Applicants in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the requester's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary of the Commission.

<u>Addresses</u>: Secretary, SEC, 100 F Street, NE, Washington, DC 20549-1090.   Applicants: Pacific Life Insurance Company, Separate Account A of Pacific Life Insurance Company, Pacific Select Variable Annuity Separate Account of Pacific Life Insurance Company, Pacific Life & Annuity Company, and Pacific Life & Annuity Company Separate Account A, all located at 700 Newport Center Drive, Newport Beach, CA 92660.

<u>For Further Information Contact</u>: Deborah D. Skeens, Senior Counsel, or Michael L. Kosoff, Branch Chief, Insured Investments Office, Division of Investment Management, at (202) 551-6795.

<u>Supplementary Information</u>: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicants' Representations:

1.   The Insurers, on their own behalf and on behalf of their respective Separate Accounts, propose to substitute Service Shares of the Replacement Portfolio for Class B shares of the Replaced Portfolio held by the Separate Account to fund the Contracts. Each Separate Account is divided into subaccounts (each a "Subaccount," collectively, the "Subaccounts"). Each Subaccount invests in the securities of a single portfolio of an underlying mutual fund ("Portfolio"). Contract owners (each a "Contract Owner" and collectively, the "Contract Owners") may allocate some or all of their Contract value to one or more Subaccounts that are available as investment options under the Contracts.

2.   Pacific Life is the depositor and sponsor of the Pacific Life Separate Accounts. PL&A is the depositor and sponsor of PL&A Company Separate Account A.

3.   Each of the Separate Accounts is a "separate account" as defined by Section 2(a)(37) of the 1940 Act and each is registered under the 1940 Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933. The application sets forth the registration statement file numbers for the Contracts and the Separate Accounts.

4.   Each Insurer, on behalf of itself and its Separate Account(s), proposes to replace the Class B shares of the Replaced Portfolio that are held in Subaccounts of its Separate Account(s) with Service Shares of the Replacement Portfolio.

5.   The Applicants state that the Proposed Substitution involves moving assets attributable to the Contracts from the Replaced Portfolio managed by AllianceBernstein L.P. ("AllianceBernstein") to a Replacement Portfolio managed by Janus Capital Management LLC ("Janus Capital") (each of Janus Capital and AllianceBernstein, an "Investment Adviser" and

collectively, the "Investment Advisers"). Each Investment Adviser is responsible for the day-to-day management of the assets of the Replaced or Replacement Portfolio, as the case may be. Neither the Replaced nor Replacement Portfolio employs a sub-adviser and neither Portfolio operates under a manager-of-managers arrangement that, among other things, would permit the Investment Adviser to engage a new or additional sub-adviser without the approval of the Portfolio's shareholders. The Applicants state that the Investment Advisers are not affiliates of the Insurers.

6. Applicants state that under the Contracts, the Insurers reserve the right to substitute, for the shares of a Portfolio held in any Subaccount, the shares of another Portfolio, shares of another investment company or series of another investment company, or another investment vehicle. The prospectuses for the Contracts include appropriate disclosure of this reservation of right.

7. The Applicants represent that the investment objectives of the Replaced and Replacement Portfolio are similar. The investment objective of the Replaced Portfolio is to maximize total return consistent with its Investment Adviser's determination of reasonable risk, whereas that of the Replacement Portfolio is long-term capital growth, consistent with preservation of capital and balanced by current income. The investment objectives of both Portfolios include a growth component as well as an income component. Additionally, the Applicants state that the principal investment strategies of the Replaced and Replacement Portfolios are similar. The principal investment strategies of both Portfolios include investment in a combination of equity and debt securities. The Replaced Portfolio targets a weighting of 60% equity securities and 40% debt securities, whereas the Replacement Portfolio normally invests 35-65% of its assets in equity securities and the remaining assets in debt securities and cash equivalents, with normally 25% of

its assets invested in fixed-income senior securities. In addition, both Portfolios may invest in

securities of non-U.S. issuers. The principal investment strategies of the Replaced Portfolio also

include investment in fixed-income securities with below investment grade ratings (also called

"junk" bonds), which is not a principal investment strategy of the Replacement Portfolio though

it may invest in such bonds.   The principal investment strategies of the Replaced Portfolio

include investments in real estate investment trusts or REITS, whereas the same is not true for

the Replacement Portfolio though it may invest in REITs. The principal investment strategies of

the Replaced Portfolio include entering into forward commitments, the making of short sales of

securities or maintaining a short position, and investments in rights or warrants, none of which is

a principal investment strategy of the Replacement Portfolio, though it may engage in short sales

and invest in securities on a forward commitment basis, and invest in warrants. The principal

investment strategies of the Replacement Portfolio include investments in mortgage-backed and

mortgage-related securities, which are not a principal investment strategy of the Replaced

Portfolio, though it may investment in mortgage-backed securities. A comparison of the

investing strategies, risks, and performance of the Replaced and Replacement Portfolios is

included in the application**.**

8.   The following table compares the fees and expenses of the Replaced Portfolio (Class B

shares) and the Replacement Portfolio (Service Shares) as of the year ended December 31, 2012.

As described below, the management fees of the Replaced Portfolio are subject to breakpoints

whereas the management fees of the Replacement Portfolio are not.[1] In addition, as shown in the

table below, the 12b-1 fee of the Service Class of the Replacement Portfolio is the same as the

---

[1]   The Applicants submit that the likelihood of the Replaced Portfolio achieving a breakpoint
reduction in its management fee in the near future appears to be remote given the asset levels of
the Replaced Portfolio at year end 2012.

12b-1 fee of the Class B shares of the Replaced Portfolio. In both cases, the 12b-1 fee is the

current maximum permitted under the relevant plan. Furthermore, as shown in the table below,

the annual operating expenses of the Replacement Portfolio are lower than those of the Replaced

Portfolio.

Proposed Substitution		
	Replaced Portfolio	**Replacement Portfolio**
	AllianceBernstein VPS Wealth Strategies Portfolio	**Janus Aspen Balanced Portfolio**
Class B/Service Class		
Management Fee	.55 of 1% of the first $2.5 billion, .45 of 1% of the excess over $2.5 billion up to $5 billion, and .40 of 1% of the excess over $5 billion	0.55%
12b-1 Fee	0.25%	0.25%
Other Expenses	0.10%	0.05%
Total Gross Expenses	0.90%	0.85%
Expense Waiver/Reimbursement	0.00	0.00
Total Net Expenses	0.90%	0.85%

9.	The Applicants state that the performance for the Replacement Portfolio is generally

better than that of the Replaced Portfolio for all periods shown.

10.	The Applicants state that the Proposed Substitution is part of an ongoing effort by the

Insurers to make their Contracts more attractive to existing and prospective Contract Owners.

The Applicants believe the Proposed Substitution will help to accomplish these goals for the

following reasons: (1) the total annual operating expenses (no expense waivers or

reimbursements) for the Replacement Portfolio are lower than those of the Replaced Portfolio;

(2) the historical performance of the Replacement Portfolio is generally better than that of the

Replaced Portfolio; and (3) the Proposed Substitution will facilitate the ability of Contract

Owners to elect certain optional living benefit riders; and (4) the Proposed Substitution will simplify the Subaccount offerings under the Contracts by eliminating an overlapping Investment Option that largely duplicates another Investment Option with similar investment objectives, principal investment strategies, and principal risks.

11.   The Applicants represent that the Proposed Substitution will be described in supplements to the applicable prospectuses for the Contracts filed with the Commission or in other supplemental disclosure documents, (collectively, "Supplements") and delivered to all affected Contract Owners at least 30 days before the date the Proposed Substitution is effected (the "Substitution Date"). Each Supplement will give the relevant Contract Owners notice of the applicable Insurer's intent to take the necessary actions, including seeking the order requested by the application, to substitute shares of the Replaced Portfolio as described in the application on the Substitution Date. Each Supplement also will advise Contract Owners that from the date of the Supplement until the Substitution Date, Contract Owners are permitted to transfer all of or a portion of their Contract value out of any Subaccount investing in the Replaced Portfolio ("Replaced Portfolio Subaccount") to any other available Subaccounts offered under their Contracts without the transfer being counted as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contracts. In addition, each Supplement will (a) instruct Contract Owners how to submit transfer requests in light of the Proposed Substitution; (b) advise Contract Owners that any Contract value remaining in the Replaced Portfolio Subaccount on the Substitution Date will be transferred to a Subaccount investing in the Replacement Portfolio ("Replacement Portfolio Subaccount"), and that the Substitution will take place at relative net asset value; (c) inform Contract Owners that for at least thirty (30) days following the Substitution Date, the applicable Insurer will permit Contract

Owners to make transfers of Contract value out of the Replacement Portfolio Subaccount to any other available Subaccounts offered under their Contracts without the transfer being counted as a transfer for purposes of transfer limitations that would otherwise be applicable under the terms of the Contracts; and (d) inform Contract Owners that, except as described in the market timing limitations section of the relevant prospectus, the applicable Insurer will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers out of the Replacement Portfolio Subaccount for at least thirty (30) days after the Substitution Date.

12.	The Proposed Substitution will take place at the applicable Replaced and Replacement Portfolios' relative per share net asset values determined on the Substitution Date in accordance with Section 22 of the 1940 Act and Rule 22c-1 thereunder. Accordingly, the Applicants submit that the Proposed Substitution will have no negative financial impact on any Contract Owner.

13.	The Proposed Substitution will be effected by having the Replaced Portfolio Subaccount redeem its Replaced Portfolio shares in cash and/or in-kind (as determined by the Investment Adviser to the Replaced Portfolio) on the Substitution Date at net asset value per share and purchase shares of the Replacement Portfolio at net asset value per share calculated on the same date. In the event that the Investment Adviser of the Replacement Portfolio declines to accept, on behalf of the Replacement Portfolio, any securities redeemed in-kind by the Replaced Portfolio, the Replaced Portfolio shall instead provide cash equal to the value of the declined securities so that Contract Owners' Contract values will not be adversely impacted or diluted.

14.	The Insurers or an affiliate thereof will pay all expenses and transaction costs reasonably related to the Proposed Substitution, including all legal, accounting, and brokerage expenses relating to the Proposed Substitution, the above described disclosure documents, and this application. No costs of the Proposed Substitution will be borne directly or indirectly by

Contract Owners. Affected Contract Owners will not incur any fees or charges as a result of the Proposed Substitution, nor will their rights or the obligations of the Insurers under the Contracts be altered in any way. The Proposed Substitution will not cause the fees and charges under the Contracts currently being paid by Contract Owners to be greater after the Proposed Substitution than before the Proposed Substitution. In addition, no transfer charges will apply in connection with the Proposed Substitution.

15.   The Applicants represent that will not receive, for three years from the date of the Proposed Substitution, any direct or indirect benefits from the Replacement Portfolio, its adviser or underwriter (or their affiliates), in connection with assets attributable to contracts affected by the Proposed Substitution, at a higher rate than it had received from the Replaced Portfolio, its adviser or underwriter (or their affiliates), including without limitation 12b-1 fees, revenue sharing, or other arrangements; and the Proposed Substitution and the selection of the Replacement Portfolio were not motivated by any financial consideration paid or to be paid to the Company or its affiliates by the Replacement Portfolio, its adviser or underwriter, or their affiliates.

Legal Analysis and Conditions:

Section 26(c) Relief:

1.   The Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the Proposed Substitution. Section 26(c) of the 1940 Act makes it unlawful for any depositor or trustee of a registered unit investment trust holding the security of a single issuer to substitute another security for such security unless the Commission approves the substitution. Section 26(c) requires the Commission to issue an order approving a

substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

2.   Applicants assert that the terms and conditions of the Proposed Substitution are consistent with the principles and purposes of Section 26(c) and do not entail any of the abuses that Section 26(c) is designed to prevent. Applicants further submit that the Proposed Substitution will not result in the type of costly forced redemption that Section 26(c) was intended to guard against and, for the following reasons, are consistent with the protection of investors and the purposes fairly intended by the 1940 Act:

(1)   The costs reasonably related to the Proposed Substitution will be borne by the applicable Insurer or an affiliate and will not be borne by Contract Owners. No charges will be assessed to the Contract Owners to effect the Proposed Substitution.

(2)   The Proposed Substitution will be effected, in all cases, at the relative net asset values of the shares of the Replaced and Replacement Portfolios, without the imposition of any transfer or similar charge and with no change in the amount of any Contract Owner's Contract value.

(3)   The Proposed Substitution will not cause the fees and charges under the Contracts currently being paid by Contract Owners to be greater after the Proposed Substitution than before the Proposed Substitution, and will result in Contract Owners' Contract values being allocated to Subaccounts that invest in the Replacement Portfolio, which has lower total expenses than the Replaced Portfolio. Any changes in the charges for optional living benefit riders would be independent of the Proposed Substitution.

(4)   All affected Contract Owners will be given notice of the Proposed Substitution prior to the Substitution Date and will have an opportunity to reallocate their Contract

value among other available Subaccounts, including Subaccounts investing in the

Replacement Portfolio, without the imposition of any charge or limitation (unless such

transfers are made in connection with market timing or other disruptive trading activity),

thereby minimizing the likelihood of being invested through a Subaccount in an

undesired Portfolio.

(5)   The Proposed Substitution will in no way alter the insurance benefits to Contract

Owners or the contractual obligations of the Insurers.

(6)   The Proposed Substitution will in no way alter the tax treatment of Contract

Owners in connection with their Contracts, and no tax liability will arise for Contract

Owners as a result of the Proposed Substitution.

(7)   The Proposed Substitution will not adversely affect existing Contract Owners who

elected optional living benefit riders and allocated Contract value to Subaccounts

investing in the Replaced Portfolio since the Replacement Portfolio is an allowable

Investment Option for use with such riders.

Conclusion:

For the reasons and upon the facts set forth above and in the application, the Applicants submit

that the Proposed Substitution meets the standards of Section 26(c) of the 1940 Act and

respectfully request that the Commission issue an order of approval pursuant to Section 26(c) of

the 1940 Act and that such order be made effective as soon as possible.

For the Commission, by the Division of Investment Management, under delegated

authority.

Kevin M. O'Neill
Deputy Secretary